APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Hux Spirits LLC
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Hux Spirits LLC
Income Statement - unaudited
For the periods ended 1/1/2019-12/31/2019

	Current Period
	1/1/2019 to 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Balance Sheet Projected

Balance Sheet (Projected)

Hux Spirits LLC

		Beginning as of 04/01/2020	Projected as of mm/dd/yyyy
Assets			
Current Assets			
Cash in bank		$ 10,000	$ -
Accounts receivable		-	
Inventory		7,000	
Prepaid expenses		-	
Other current assets		-	
Total Current Assets		$ 17,000	
Fixed Assets			
Machinery & equipment		$ -	
Furniture & fixtures		-	
Leasehold improvements		-	
Land & buildings		-	
Other fixed assets		-	
(LESS accumulated depreciation on all fixed assets)		-	
Total Fixed Assets (net of depreciation)		$ -	
Other Assets			
Bottles		$ 8,000	
Labels		2,000	
Spirits and Wines		4,000	
Shipping Supplies		1,000	
Total Other Assets		$ 15,000	
TOTAL Assets		$ 32,000	
Liabilities and Equity			
Current Liabilities			
Accounts payable		$ 20,000	
Interest payable		-	
Taxes payable		-	
Notes, short-term (due within 12 months)		-	
Current part, long-term debt		-	
Other current liabilities			
Total Current Liabilities		$ 20,000	
Long-term Debt			

Notes on Preparation

You may want to print this information to use *instructions, click the border of this text box a*

Projecting your balance sheet can be quite a com not mean you need to be a professional accounta The desired result is not a perfect forecast, but ra additional resources will be needed by the compa they will be financed. Using your last historical ba what your balance sheet will look like at the end o Profit & Loss and Cash Flow forecasts. How will th and owners' equity? For example, if you are plan coming year, go through the balance sheet item b effects of assets.
Ex. ASSETS: Inventory and Accounts Receivable may be needed for increased production. You ma this.

Now, since a balance must balance, you need to the statement, liabilities and equity.
Ex. LIABILITIES & EQUITY: Some of the growth the business as Retained Earnings. Your Profit & might be available from that source. Funds may b contributions of more Invested Capital or loans to Stockholders). Suppliers may provide some of the Payable. The rest will have to be financed by borr (due within 12 months) such as a line of credit or than 12 months).

Technical Tips:
1. Your firm's balance sheet no doubt has more li ease of analysis, we recommend you combine ca format.
2. As always for projections, we recommend that people find it useful to express the values in thous dollars; for example, $11,459 would be entered as
3. In the Fixed Assets section, the "LESS accumu figure is the total of all depreciation accrued over by the company. Be sure to enter it as a negative it from Total Fixed Assets.
4. In Owners' Equity, "Retained Earnings-Beginni historical balance sheet or the end of the last fisca



as reference later. To delete these
and then press the DELETE key.

nplex accounting problem, but that does
ant to do it or to benefit from the exercise.
ather a thoughtful plan detailing what
any, where they will be needed, and how
alance sheet as a starting point, project
of the 12 month period covered in your
the year's operations affect assets, debts
nning significant sales growth in the
by item and think about the probably

e will have to grow. New equipment
ay draw down on cash to finance some of

consider the effects on the other half of

may be financed by profits retained in
Loss Projection will tell you how much
be contributed by the owners through
the company (Notes Payable to
e financing via increased Accounts
rowing, which can be: Short term loans
by Long Term Debt (maturity greater

ines than this template. For clarity and
ategories to fit into this compressed

you condense your numbers. Most
sands, rounding to the nearest hundred
s 11.5.
ulated depreciation"
the years on all fixed assets still owned
number so the spreadsheet will subtract

ing" is retained earnings as of the last
al year. "Retained Earnings-Current" is

Bank loans payable		$12,000	net profit for the period of the projections, less any				
Notes payable to stockholders		-	proprietorships) or dividends paid (for corporation				
LESS: Short-term portion		-					
Other long term debt		-		-			
Total Long-term Debt	$	12,000	$	-			
Total Liabilities	$	32,000	$	-			
Owners' Equity							
Invested capital		$95,846	$	-			
Retained earnings - beginning		-		-			
Retained earnings - current		-		-			
Total Owners' Equity	$	95,846	$	-			
Total Liabilities & Equity	$	127,846	$	-			

y owner's draw (for partnerships and
ns).

Profit and Loss Projection | yr

Profit and Loss Projection (12 Months)

Hux Spirits LLC

Fiscal Year Begins
Jan-21

	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21	Jul-21	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21	YEARLY
Revenue (Sales)													
Sangria	464	3,051	49,077	22,603	7,959	6,168	5,613	7,339					102,274
Category 2													0
Category 3													0
Category 4													0
Category 5													0
Category 6													0
Category 7													0
Total Revenue (Sales)	464	3,051	49,077	22,603	7,959	6,168	5,613	7,339	0	0	0	0	102,274
Cost of Sales													
Sangria	91	2,062	12,252	17,933	12,718	6,361	6,468	5,044					62,929
Category 2													0
Category 3													0
Category 4													0
Category 5													0
Category 6													0
Category 7													0
Total Cost of Sales	91	2,062	12,252	17,933	12,718	6,361	6,468	5,044	0	0	0	0	62,929
Gross Profit	373	989	36,825	4,670	-4,759	-193	-855	2,295	0	0	0	0	39,345

Expenses													
Salary													0
													0
													0
													0
													0
Advertising		170											170
Car, delivery and travel		500	500	500	500	500	500	500					3,500
Accounting and legal													0
Rent & Related Costs	500	500	500	500	500	500	500	500					4,000
Telephone	100	100	100	100	100	100	100	100					800
Utilities													0
Insurance	200	200	200	200	200	200	200	200					1,600
Taxes (real estate, etc.)													0
Marketing													0
Depreciation													0
Other expenses (specify)													0
Business Cards		40											40
Other expenses (specify)													0
Storage Unit		176	176	176	176	176	176	176					1,232
Sub-total Expenses	800	1,686	1,476	1,476	1,476	1,476	1,476	1,476	0	0	0	0	11,342
Reserve for Contingencies	80	169	148	148	148	148	148	148	0	0	0	0	1,134
Total Expenses	880	1,855	1,624	1,624	1,624	1,624	1,624	1,624	0	0	0	0	12,476
Net Profit Before Taxes	-507	-866	35,201	3,046	-6,383	-1,817	-2,479	671	0	0	0	0	26,869
Federal Income Taxes													
State Income Taxes													
Local Income Taxes													
Net Operating Income	-507	-866	35,201	3,046	-6,383	-1,817	-2,479	671	0	0	0	0	26,869



Notes on Preparation

You may want to print this information to use as reference later. To delete these instructions, click the border of this text box and then press the DELETE key.

You should change "category 1, category 2", etc. labels to the actual names of your sales categories. Enter sales for each category for each month. The spreadsheet will add up total annual sales.

COST OF GOODS SOLD (also called Cost of Sales or COGS): COGS are those expenses directly related to producing or buying your products or services. For example, purchases of inventory or raw materials, as well as the wages (and payroll taxes) of employees directly involved in producing your products/services, are included in COGS. These expenses usually go up and down along with the volume of production or sales. Study your records to determine COGS for each sales category. Control of COGS is the key to profitability for most businesses, so approach this part of your forecast with great care. For each category of product/service, analyze the elements of COGS: how much for labor, for materials, for packing, for shipping, for sales commissions, etc.? Compare the Cost of Goods Sold and Gross Profit of your various sales categories. Which are most profitable, and which are least - and why? Underestimating COGS can lead to under pricing, which can destroy your ability to earn a profit. Research carefully and be realistic. Enter the COGS for each category of sales for each month. In the "%" columns, the spreadsheet will show the COGS as a % of sales dollars for that category.

GROSS PROFIT: Gross Profit is Total Sales minus Total COGS.

OPERATING EXPENSES (also called Overhead): These are necessary expenses which, however, are not directly related to making or buying your products/services. Rent, utilities, telephone, interest, and the salaries (and payroll taxes) of office and management employees are examples. Change the names of the Expense categories to suit your type of business and your accounting system. You may need to combine some categories, however, to stay within the 20 line limit of the spreadsheet. Most operating expenses remain reasonably fixed regardless of changes in sales volume. Some, like sales commissions, may vary with sales. Some, like utilities, may vary with the time of year. Your projections should reflect these fluctuations. The only rule is that the projections should simulate your financial reality as nearly as possible.

NET PROFIT: The spreadsheet will subtract Total Operating Expenses from Gross Profit to calculate Net Profit.

INDUSTRY AVERAGES: Industry average data is commonly available from industry associations, major manufacturers who are suppliers to your industry, and local colleges, Chambers of Commerce, and public libraries. One common source is the book Statement Studies published annually by Robert Morris Associates. It can be found in major libraries, and your banker almost surely has a copy. It is unlikely that your expenses will be exactly in line with industry averages, but they can be helpful in areas in which expenses may be out of line.

I, Jamal K Jackson, certify that:

1. The financial statements of Hux Spirits LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Hux Spirits LLC included in this Form reflects accurately the information reported on the tax return for Hux Spirits LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature _____

Name: Jamal K Jackson

Title: Owner & Operator